UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-42647

ETORO GROUP LTD.
(Translation of registrant’s name into English)

30 Sheshet Hayamim St., Bnei Brak, Israel 5120261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Explanatory Note

On May 12, 2026, eToro Group Ltd. (the “Company”) issued a press release titled “eToro Reports First Quarter 2026 Results.” A copy of the press release is furnished as Exhibit 99.1 herewith.

Incorporation By Reference

The unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of profit or loss and other comprehensive income (loss), unaudited condensed consolidated statements of cash flows and unaudited reconciliation of non-GAAP metrics contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-287430) (including any prospectuses forming a part of such registration statement), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Except for the foregoing information, the other information contained in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release dated May 12, 2026, titled “eToro Reports First Quarter 2026 Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETORO GROUP LTD.
(Registrant)

Date:	May 12, 2026	By:	/s/ Johnathan Alexander Assia
			Name:	Johnathan Alexander Assia
			Title:	Chief Executive Officer

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